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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07007545

SEC FILE NUMBER
8-18884

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.B. Hanauer & Co. ~~and Subsidiaries~~

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Gatehall Drive
(No. and Street)

Parsippany	New Jersey	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Virginia Manna (973) 829-1000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/12

OATH OR AFFIRMATION

I, Virginia Manna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm J.B. Hanauer & Co. and Subsidiaries, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Michelle A Pennetti

Notary Public

Michelle A. Pennetti
Notary Public, State of New Jersey
My Commission Expires, January 5, 2009

Morris County, New Jersey
5/29/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.B. HANAUER & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
J.B. Hanauer & Co.
Parsippany, New Jersey

We have audited the accompanying consolidated statement of financial condition of J.B. Hanauer & Co. and subsidiaries (the "Company") as of March 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of J.B. Hanauer & Co. and subsidiaries at March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
May 25, 2007

J.B. HANAUER & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
March 31, 2007

ASSETS	
Cash	$ 267,000
Receivables from brokers	4,699,000
Securities owned at market value	18,127,000
Restricted investments	12,197,000
Deferred tax asset	3,100,000
Notes receivable	1,878,000
Other assets	1,719,000
Furniture, equipment and leasehold improvements - at cost, net of accumulated depreciation and amortization of $1,553,000	1,480,000
	$ 43,467,000
LIABILITIES	
Securities sold but not yet purchased at market value	$ 62,000
Deferred compensation liability	7,983,000
Other accrued expenses	14,829,000
Liabilities other than shares	22,874,000
Shares subject to mandatory redemption	2,057,000
Total liabilities	24,931,000
Commitments and contingencies	
Subordinated liabilities	662,000
STOCKHOLDERS' EQUITY	17,874,000
	$ 43,467,000

See notes to consolidated statement of financial condition

J.B. HANAUER & CO. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
March 31, 2007

NOTE A - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] J.B. Hanauer & Co. is a registered broker-dealer engaged primarily in the sale of securities to individual investors. The accompanying financial statements include the accounts of J.B. Hanauer & Co. and its wholly owned subsidiaries, J.B. Hanauer Agency, Inc., V.S.A. Realty, Inc., Gatehall Financial Corp. and RealityBased Marketing, Inc. (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

[2] Security transactions are recorded on a trade date basis.

[3] Securities are valued at market.

[4] Depreciation of furniture and equipment (which includes software) is computed on the straight-line method over the estimated useful life of the asset, two to ten years. Leasehold improvements are amortized by the straight-line method over the life of the applicable leases, or the life of the improvement, if shorter.

[5] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE B - NOTES RECEIVABLE

Notes receivable consist of $1,850,000 of notes issued in connection with the employment of financial advisors bearing interest at a rate of 4%, due quarterly. The aggregate principal repayments are due as follows:

Year Ending March 31,	
2008	$ 584,000
2009	535,000
2010	460,000
2011	257,000
2012	14,000
	$ 1,850,000

In addition, $28,000 of notes receivable are due from employees which are collectible throughout 2008.

NOTE C - SUBORDINATED LIABILITIES

The subordinated liabilities at March 31, 2007 consist of borrowings under subordination agreements of $559,000 bearing interest at an adjustable rate of ½ of one percent above Wachovia Bank's prime commercial lending rate and $103,000 bearing interest at an adjustable rate of two percent per annum above Wachovia Bank's prime commercial rate, due in scheduled quarterly installments from May 2007 through November 2008. Of these liabilities, $530,000 is allowable in computing net capital under Rule 15c3-1 of the Securities and Exchange Commission.

NOTE D - STOCKHOLDERS' EQUITY

Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") provides that common stock that embodies an unconditional obligation requiring the issuer to redeem the stock by transferring its assets at a specified or determinable date or upon an event certain to occur shall be classified as a liability and measured at fair value with changes in fair value recognized in earnings.

Pursuant to the terms of a stockholders' agreement, as amended, the Company is obligated to redeem a portion of its capital stock upon death, permanent disability, retirement, termination of employment or a one-time sale during employment. Accordingly, at March 31, 2007, the redemption value on 27,902 shares of capital stock of $2,057,000 has been reclassified from stockholders' equity and recognized as a liability.

Stockholders' equity and shares subject to mandatory redemption consist of:

	Stockholders' Equity	Shares Subject to Mandatory Redemption
Capital stock - no par value, authorized 1,000,000 shares; issued 765,740 shares	$ 377,000	$ 19,000
Additional paid-in-capital	5,388,000	269,000
Retained earnings	31,572,000	1,769,000
	37,337,000	2,057,000
Less cost of treasury stock (523,871 shares)	(19,463,000)	
	$ 17,874,000	$ 2,057,000

The Company maintains bonus and stock incentive plans and has authorized the issuance of up to 75,000 shares of the Company's stock for this purpose. In the event of death or disability, all of these awards will vest immediately. Upon retirement the shares will vest 20% for each completed year of service from the date of grant. Compensation expense is being charged to expense ratably over the vesting period. Pursuant to this program, 65,754 stock bonus shares have been awarded through March 31, 2007 to employees who have met certain productivity requirements and are employed, of which 50,925 remain unvested. At March 31, 2007, unrecognized compensation expense related to unvested stock awards amounted to $1,304,000.

These awards provide for five-year cliff vesting beginning April 1, 2007 and each year thereafter until April 1, 2011. On April 1, 2007, 11,478 of these awards vested. This stock incentive plan also contains a provision which states that upon shareholder approval of a Change in Control, any unvested award shall vest immediately. On May 18, 2007, the shareholders of the Company approved a plan of merger, whereby an additional 39,282 shares vested immediately. See Note J for a discussion of the merger.

NOTE E - COMMITMENTS AND CONTINGENCIES

[1] The Company has noncancellable leases for office space and various equipment expiring periodically through 2017. The minimum aggregate rentals are as follows:

Year Ending March 31,	
2008	$ 2,687,000
2009	2,051,000
2010	2,076,000
2011	2,087,000
2012	1,979,000
Thereafter	11,060,000
	$ 21,940,000

Certain of these leases contain escalation clauses for increases in real estate taxes and cost of living adjustments based upon the consumer price index. Rent is charged to expense over the entire lease term on a straight-line basis. The cumulative amount charged in excess of the amount paid was $971,000 at March 31, 2007 and is included in other accrued expenses in the consolidated statement of financial condition.

[2] The Company is subject to arbitrations in connection with matters which arose during the normal course of its business. It is the opinion of management that it has meritorious defenses to these actions; however, the ultimate outcome of these matters is not presently determinable. The Company believes that these aforementioned actions will result in no material adverse effect on its financial position.

[3] The Company has severance pay agreements with certain key employees to ensure the continued dedication of these employees in the event there is a Change of Control, as that term is defined in the agreements, and the employee is terminated. These agreements specify a certain agreed upon amount to be paid upon termination at any time during a two-year period following a Change of Control. As discussed in Note J, two of these employees have terminated their agreements pursuant to the provisions of a merger which closed on May 18, 2007.

In addition, the Company maintains a bonus program whereby certain financial advisors will be paid a quarterly bonus, over a specified period of time, only if employed by the Company on the scheduled dates of payment. In the case of death or disability, the Company will continue to pay this bonus through the scheduled end date. The aggregate bonuses are due as follows:

Year Ending March 31,	
2008	$ 660,000
2009	583,000
2010	478,000
2011	307,000
2012	33,000
	$ 2,061,000

The Company is also committed to paying bonuses to four financial advisors pursuant to offers of employment from April 2007 through December 2007 in the approximate amount of $325,000 if certain conditions are met.

NOTE E - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[4] The Company currently clears its securities transactions through First Clearing, LLC ("FCC"), a non-bank affiliate of Wachovia Corporation, on a fully disclosed basis pursuant to a clearance agreement. Even though the Company clears its transactions through another broker/dealer, nonperformance by its customers in fulfilling their obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The Company's equity in accounts held by FCC, consisting of securities owned, collateralize the margin amounts due to FCC.

NOTE F - INCOME TAXES

Deferred income tax benefits are provided for the temporary differences that arise between financial statement and income tax reporting principally relating to the employee stock compensation program, deferred compensation plans, depreciation and amortization, and other expenses. As of March 31, 2007, the Company has AMT credit carryforwards of $218,000. Included in other assets are gross deferred tax benefits of $5,589,000, which have been offset by a valuation allowance of $2,489,000.

NOTE G - 401(K) SAVINGS AND INVESTMENT PLAN

The Company maintains a 401(k) savings and investment plan. Employees who have attained 21 years of age are eligible to participate in the plan on the first day of the quarter immediately following their date of employment. The Company, at its discretion, may make contributions to the plan equal to 25% of employee contributions with a maximum of 6% of eligible compensation which vests at the end of a three-year period. Employees must complete one year of service to be eligible to receive this Company contribution.

As a condition to the merger described in Note J, the 401(k) savings and investment plan has been terminated effective May 17, 2007.

NOTE H - DEFERRED COMPENSATION PLANS/RESTRICTED INVESTMENTS

The Company maintains a non-qualified deferred compensation plan for certain key employees that provides the opportunity to defer a portion of their compensation. The Company funds these deferred compensation liabilities by making contributions to a trust, which is included in the consolidated statement of financial condition. Investments are made in money market and other mutual funds. The employees are fully vested in the trust assets. At March 31, 2007, amounts included in Restricted Investments and Deferred Compensation Liability amounted to $7,983,000.

The Company also maintains the J.B. Hanauer & Co. Employee Incentive Plan. This is also a non-qualified plan that provides benefits to key employees who meet certain productivity requirements. Contributions are made to a trust, which invests these funds into a money market and a mutual fund. At March 31, 2007, the trust assets amount to $4,214,000 and the liability pursuant to this program amounts to $2,484,000. Each of the awards vests after five years of continuous employment with the Company. In the event of death or disability, these awards vest immediately. Upon retirement, these awards will vest 20% for each completed year of service from the date of grant. On April 1, 2007 awards that were granted on April 1, 2002 vested in the amount of $827,000.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule promulgated by the Securities and Exchange Commission and has elected to comply with the alternative net capital computation provided in the Rule. This Rule requires the Company to maintain net capital equal to the greater of 2% of aggregate debit balances arising from customer transactions, or $250,000. At March 31, 2007, the Company had net capital of $7,879,000, which exceeded requirements by approximately $7,629,000. The net capital computation does not include the accounts of V.S.A. Realty, Inc., Gatehall Financial Corp., and RealityBased Marketing, Inc.

NOTE J - SUBSEQUENT EVENT

On May 18, 2007 the Company's shareholders approved a plan of merger with RBC Dain Rauscher Corp. ("RBC Dain"). In connection therewith, a newly-formed subsidiary was merged with and into the Company and the Company became a wholly-owned subsidiary of RBC Dain. Pursuant to the merger agreement, each share of Company stock outstanding was converted into the right to receive the aggregate merger compensation, as defined in the agreement. Each issued and outstanding share of the Company's common stock was then converted into one share of common stock of the surviving corporation.

In connection with this merger, RBC Dain established a broker retention pool whereby certain financial advisors would receive a payment in the form of a forgivable note, bearing interest at 4.53%. On May 18, 2007, the Company received a capital infusion of $21,341,000 in cash to be used as loans to certain financial advisors once a Retention Loan Agreement and a Promissory Note are signed. Payments on these notes are due monthly over a term of 48 months, commencing on the last business day of July 2007. Each payment is forgiven if the financial advisor remains employed with the Company at the time such payment becomes due.

In addition, as a condition to the closing of this transaction and in consideration for the termination of existing employment-related agreements, both the Chief Executive Officer and the Chief Operating Officer have executed three-year employment agreements.


END